Exhibit 99.1

OHMYHOME LIMITED

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

PO Box 2681, Grand Cayman,

KY1-111, Cayman Islands

Attention: The Board of Directors

SENDER’S REF	RECIPIENT’S REF	DATE	PAGE
HCH/TMH/CXY/357452/1	-	5 January 2023	1/8

Dear Sirs

OHMYHOME LIMITED (THE “LISTCO”) – REGISTRATION STATEMENT ON FORM F-1 OF THE LISTCO

1.	Introduction

We have acted as Singapore legal counsel to Ohmyhome Pte. Ltd. (the “Company”), a company incorporated under the laws of Singapore, in connection with the Offering (as defined below) and we refer to the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Listco with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the public offering (the “Offering”) of (a) up to 3,250,000 ordinary shares in the capital of the Listco (the “Offer Shares”). We have taken instructions solely from the Company. This opinion is being rendered solely to the Company, in connection with the filing of the Registration Statement by the Listco, being the indirect holding company of the Company.

2.	Documents

2.1.	In rendering this letter, we have examined the following documents but only to the extent necessary for the purposes of rendering this letter:

(a)	a copy of the Registration Statement on Form F-1;

(b)	a copy of the Certificate Confirming Incorporation the Company dated 12 June 2015 issued by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”);

(c)	a copy of the Constitution of the Company in effect as at the date of this letter;

(d)	a copy of the resolution in writing of the board of directors of the Company dated 30 November 2022 (the “Board Resolutions”);

(e)	copies of the minutes or, as the case may be, resolutions in writing annual general meeting of the shareholders of the Company dated 28 January 2022 and 29 July 2021 (together with the Board Resolutions, the “Resolutions”);

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(f)	the share transfer forms in respect of the transfer of all of the shares in the Company to the Listco’s wholly-owned subsidiary, Ohmyhome (BVI) Limited, at the transfer consideration of US$16,249.00, together with copies of the Certificates of Stamp Duty dated 30 November 2022 (the “Share Transfers”);

(g)	a copy of the reorganisation agreement entered into between Anthill Corporation Pte. Ltd., Ang Yen Kheng (as administrator of the estate of Ang Yen Ney), Anthony Craig Bolger, Ong Eng Yaw, Primefounders Pte. Ltd., Teo Khiam Chong, Vienna Management Ltd., Wang Yu Huei, K3 Ventures Pte. Ltd., Lee Kwi Thai, GEC Tech Ltd., Chew Kwee San, Fong Cheng Kee, Swettenham Blue Pte. Ltd., Tsai Chun-Chia, the Company, Ohmyhome (BVI) Limited and the Listco dated 30 November 2022 setting out the terms of the Share Transfers;

(h)	a copy of the results of the instant information (company) search (“ACRA Search”) of the Company through BizFile, being the business service portal of ACRA as at 6 December 2022; and

(i)	such other documents as we have considered necessary or desirable to examine in order that we may render this letter,

(collectively, the “Reviewed Documents”).

2.2.	Other than the Reviewed Documents which we have reviewed for the purpose of this letter, we have not reviewed any other document or carried out any other enquiries or investigation (including without limitation, any due diligence on the business and operations of the Company) for the purposes of giving this letter. Our opinion herein is accordingly subject to there not being anything contained in any document not reviewed by us or any information not disclosed to us that may, if so reviewed by or disclosed to us, require us to vary or amend this letter or make any further inquiry or investigation which would, in our judgement, be necessary or appropriate, for the purposes of expressing the opinions set forth.

3.	Scope

This letter relates only to the laws of general application in Singapore as at the date hereof and as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with Singapore Laws. We have made no investigation of, and do not express or imply any views on, the laws of any country other than Singapore. In respect of the Reviewed Documents, we have assumed due compliance with all matters concerning the laws of all other relevant jurisdictions (other than Singapore). In particular:-

(a)	we express no opinion (i) on public international law or on the rules of or promulgated under any treaty or by any treaty organisation, or on any taxation laws of any jurisdiction (including Singapore); (ii) that the future or continued performance of a party’s obligations or the consummation of the transactions contemplated by the Reviewed Documents and/or the Offering will not contravene Singapore Laws, its application or interpretation if altered in the future; and (iii) with regard to the effect of any systems of law (other than Singapore Laws) even in cases where, under Singapore Laws, any foreign law should be applied, and we therefore assume that any applicable law (other than Singapore Laws) would not affect or qualify the opinions as set out below;

(b)	we express no opinion as to the correctness of any representation given by any of the parties (express or implied) under or by virtue of the Reviewed Documents or of facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any of the Reviewed Documents, save if and insofar as the matters represented are the subject matter of a specific opinion herein;

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(c)	Singapore legal concepts are expressed in English terms; however, the concepts concerned may not be identical to the concepts described by the same English terms as they exist in the laws of other jurisdictions, this letter may, therefore, only be relied upon the express condition that any issues of the interpretation or liability arising hereunder will be governed by Singapore Laws; and

(d)	this letter speaks as of the date hereof, no obligation is assumed to update this letter or to inform any person of any changes of law or other matters coming to our knowledge and occurring after this date, which may, affect this letter in any respect.

4.	Assumptions

For the purposes of this letter, we have assumed (without making any investigation) the following:

(a)	each party to the Reviewed Documents (if a corporation and other than the Company) is duly incorporated and validly existing under the laws of the country of its incorporation and its place of business and, to the extent relevant in such party’s jurisdiction, is in good standing under the laws applicable to such party, and has the power to carry on its business as provided in its memorandum and articles of association or other constitutional documents;

(b)	that each of the Reviewed Documents is within the respective capacities and powers of, and has been validly authorised, executed, delivered and (if appropriate) authenticated by all the parties thereto in accordance with all relevant laws of that party’s jurisdiction of incorporation and its constitutional documents;

(c)	that each of the Reviewed Documents (i) is legal, valid, binding and enforceable in accordance with their respective terms for all purposes under all relevant laws, other than the Singapore Laws; (ii) is in full force and effect and save where expressly brought to our attention, has not been terminated or amended; and (iii) has been unconditionally delivered by each of the parties thereto and is not subject to any escrow or other similar arrangement and each of the parties thereto has executed the Reviewed Documents in its own capacity and not as trustee or agent;

(d)	the Reviewed Documents which have been examined and noted as unsigned have been validly executed and are binding on the parties thereto and constitute valid, binding and enforceable obligations of the respective parties and such validly executed Reviewed Documents conform to the Reviewed Documents examined;

(e)	the execution and delivery by each of the parties to the Reviewed Documents and the performance of its obligations thereunder do not contravene (i) any provision of the laws or public policy of any jurisdiction outside Singapore; (ii) any provision of the constitutive documents of any of the parties (if a corporation and other than the Singapore Company); (iii) any of the agreements binding on it or any of its assets; or (iv) any judgement, order or decree of any governmental authority or court outside Singapore having jurisdiction over it or any of its assets and no consent, approval, authorisation or order of or qualification with any governmental authority outside Singapore is required for the performance by any of the parties of their respective obligations under the Reviewed Documents;

(f)	the Reviewed Documents which have been submitted to us in draft form will be executed in the form of that draft, the genuineness of any description, identity, legal capacity and authority of any signatory on the Reviewed Documents and the authenticity of all seals, chops and signatures and of any duty stamp or marking, the completeness and conformity to original instruments of all copies submitted to us and that any document submitted to us is true and complete, up to date and continues in full force and effect;

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(g)	all signatures on the copies of the executed documents reviewed by us which were applied by electronic means satisfy the requirements set out in the Electronic Transactions Act 2010 of Singapore for the valid and proper use of electronic signatures in contracts and transactions;

(h)	that the directors’ resolution(s) and the shareholders’ resolutions of the Company were duly passed in accordance with the Constitution of the Company and remain in full force and effect and have not been revoked or varied as at the date of this letter, and such resolution(s) where required to be filed with ACRA have been duly filed; neither the relevant Singapore Company nor any of their respective officers or employees has any notice of any matter which would affect the validity and regularity of such resolutions;

(i)	that the copies of the Constitution and Certificate Confirming Incorporation of Company of the Company, submitted to us for examination are true, complete and up-to-date copies;

(j)	all facts stated or implied, and all representations, warranties, undertakings and covenants given, in the documents examined by us are and continue to be true and accurate and not misleading in any material respect, and all opinions expressed therein are bona fide and honestly held and were reached after due consideration (including the documents referred to in paragraph 2.1 above);

(k)	each director and the company secretary of the Company has properly performed his or her duties (including but not limited to fiduciary duties to the Company) and in passing the resolution(s) referred to in paragraph 2.1, the directors had acted in good faith and, having regard to all relevant matters, reasonably and honestly believed that the liability to be assumed by the Company pursuant to the execution and performance of each of the Reviewed Documents would be in the commercial interests and for the commercial benefit of the Company and all provisions under the Constitution of the Company and the Companies Act 1967 of Singapore (“Companies Act”), relating to the declaration of directors’ interests or the power of interested directors to vote were duly observed. Furthermore, that no interest of any shareholders of the Company was prejudiced as a result of any previous proceedings of the Company;

(l)	none of the directors of the Company has been disqualified or restrained from acting as directors of a company under the Companies Act and none of them have done any act which may lead to their office being vacated under the Constitution of the Company;

(m)	the shareholders of the Company as registered in the Register of Members of the Company are the beneficial owners of such shares and have not charged or created any encumbrance on their shares;

(n)	all allotments of shares in each of the Company which were for cash have been validly paid for and that any other consideration for allotments of shares have been validly performed or received in full by the Company;

(o)	in relation to our corporate secretarial due diligence on the Company, that all filings of documents were carried out on time and (save as disclosed in this letter) the statutory records of the Company provided to us were complete and up to date records of the proceedings of the Company and continue unamended and in full force and effect, and have not been varied, cancelled or superseded by some other document or agreement or action of which we are unaware;

(p)	each party to the Reviewed Documents (other than the Company) has or will obtain at the appropriate time and will maintain in force all approvals and authorisations required in connection with its entry into, and performance of its obligations under the Reviewed Documents;

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(q)	each party to the Reviewed Documents has not entered into any other agreement, document, arrangement or transaction which may in any way prohibit or restrict its right of entry into the Reviewed Documents or which may vary its rights or obligations under the Reviewed Documents, and the performance, execution or observance by any such party of the Reviewed Documents is not contrary or in breach of any contractual or other obligations binding on it;

(r)	the performance of each obligation under the Reviewed Documents (where applicable) is not illegal in or out of Singapore in which that obligation is to be performed;

(s)	there have been no changes in the circumstances of the Company since the dates of our review of the Reviewed Documents;

(t)	the information disclosed in the ACRA search:-

(i)	is true and complete and reveals all matters which are capable of being revealed and are required to be notified to ACRA notwithstanding such matters may not in fact have been so notified or that any time limit for any such notification has not yet expired;

(ii)	has not since been materially altered; and

(iii)	does not fail to disclose any material information which had been delivered for filing but did not appear on the public file at the time of the search.

It should be noted that an ACRA search is not capable of revealing whether or not a winding-up petition has been presented. Notice of winding-up order or resolution passed or receiver or judicial manager or liquidator appointed may not be filed at ACRA immediately;

(u)	all consents, approvals, permits, licences, exemptions, waivers or orders required from and all lodgement, filing, notification, recording or registration with any governmental or regulatory body or agency in or out of Singapore and all stamping requirements outside Singapore in connection with the execution, delivery, performance, legality, validity and enforceability of each of the Reviewed Documents, have been or will be duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied;

(v)	the parties to the Reviewed Documents are not, and will not be, engaging in, nor is any such party aware of, misleading or unconscionable or improper conduct or seeking to conduct any relevant transaction or any associated activity in a manner or for a purpose not evident on the face of any of the Reviewed Documents which might render any of the Reviewed Documents or any relevant transaction or associated activity illegal, void or voidable, irregular or invalid;

(w)	the Company is not established as a vehicle for fraud or evasion of existing legal obligations, or a sham to conceal the true state of affairs between the Company and the counterparty to each of the Reviewed Documents and there is a bona fide distinction between the business of the Company and the counterparty to each of the Reviewed Documents;

(x)	all agreements and obligations entered into by the Company, including but not limited to the agreements that form part of the documents examined by us, have been complied with, all conditions precedent in any agreements or documents provided to us have been fulfilled and none of the parties to the Reviewed Documents are in breach of any of the terms and conditions of the Reviewed Documents and no grounds exist or will exist (with the giving of time or notice) for any of the parties to terminate any of the Reviewed Documents;

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(y)	there are no provisions of the laws of any jurisdiction outside Singapore which would have any implication for the opinions we express and, insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been and will be complied with; and

(z)	in any proceedings taken in any jurisdiction against any party to the Reviewed Documents (other than in Singapore against the Company in connection with the Reviewed Documents which the Company is a party to), such party will not have or be entitled to claim for itself or any of its assets immunity from suit, judgment, execution, attachment of other legal process.

The making of the above assumptions does not imply that we have made any enquiry to verify any assumption (other than as expressly stated in this letter). No assumption specified above is limited by reference to any other assumption.

5.	Opinion

Based on the foregoing and subject to the qualifications herein, we are of the opinion, or we note (as the case may be) that:

(a)	based on the electronic Register of Members of the Company dated 6 December 2022, kept and maintained by the ACRA, Ohmyhome (BVI) Limited is the sole member of the Company, which holds the entire issued and paid-up share capital of the Company; and

(b)	the boxed statements set forth in the Registration Statement under the captions “Enforceability of Civil Liabilities – Singapore” and “Regulatory Environment - Laws and Regulations Relating to our Business in Singapore”, as set out in Appendix A hereto, insofar as such statements constitute summaries of the Singapore legal matters referred to therein as of the date hereof, fairly summarise the matters referred to therein as of the date hereof.

6.	Qualifications

Our opinion above is subject to the following qualifications:

(a)	we have made no investigation into, and do not express or imply any views on, the laws or regulations of any country other than Singapore or on any non-legal regulation or standard such as but not limited to accounting, financial or technical rules or standard. In respect of the Registration Statement, we have assumed due compliance with all matters concerning the laws of all other jurisdictions other than Singapore;

(b)	where a party to the Reviewed Documents is vested with direction or may determine a matter in its opinion, such discretion may be required to be exercised reasonably or that such an opinion is based on reasonable grounds under the Singapore Laws;

(c)	any provision in the Reviewed Documents providing for the severance of any provision which is illegal, invalid or unenforceable may not be binding under the Singapore Laws as it depends on the nature of the illegality, invalidity or unenforceability in question which issue would be determined by a court of Singapore at its discretion;

(d)	the enforcement of the Reviewed Documents in the courts of Singapore will be subject to the application rules of civil procedure of Singapore;

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(e)	we neither give nor imply any opinion as to any tax consequences of any transactions contemplated by the Offering;

(f)	except as may be expressly described herein, we have not undertaken any independent investigation to determine the existence or absence of any facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our serving as counsel in giving this letter;

(g)	a claim for breach or enforcement of the Reviewed Documents will have to be brought within the applicable limitation period under the Limitation Act 1959 of Singapore;

(h)	disclaimers or limitations may not be enforceable to the extent that the Unfair Contract Terms Act 1977 of Singapore, is applicable and such disclaimers and/or limitations are in contravention of such statute;

(i)	except as may be provided for under the Contracts (Rights of Third Parties) Act 2001 of Singapore, a person who is not a contracting party to an agreement is not entitled to the benefits of the agreement and may not enforce the agreement;

(j)	if a person for whose benefit our letter is given is actually aware of or believes there to be a false or misleading statement or an omission of the information requested to be provided to us in connection with the work performed by us in rendering this letter, that person may not rely on this letter in relation to that statement or omission and should seek legal advice on the specific matter concerned; and

(k)	the information obtained from ACRA (which provides information about Singapore incorporated companies) may not, be complete or up-to-date and may in fact contain errors or omissions because the requisite notices or resolutions may either not have been filed by the relevant persons with ACRA in a timely manner or having been filed with ACRA, have not been processed (or been delayed in its processing) by ACRA and will thus not appear on public record at the date on which the information was obtained, or errors and omissions may have occurred when data is processed by ACRA or as a result of incomplete or inaccurate information contained in the filings made with ACRA.

7.	We hold ourselves out as only having legal expertise and our statements in this letter are made only to the extent that a law firm practising Singapore law in Singapore, having our role in connection with the Offering, would reasonably be expected to have become aware of relevant facts and/or to have identified the implications of those facts.

8.	We hereby consent to the use of our opinion as herein set forth as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

9.	This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters expressly stated herein and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement or otherwise, including without limitation any other documents which may be executed and delivered in connection with any transaction contemplated thereunder. Further, except for the purposes of filing this opinion with the Commission as an exhibit to the Registration Statement, this opinion is not to be circulated to, or relied upon by, any other person (other than persons entitled to rely on it pursuant to applicable provisions of federal securities law in the United States, if applicable), or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.

Yours faithfully

/s/ Rajah & Tann Singapore LLP

Rajah & Tann Singapore LLP

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APPENDIX A

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Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. Singapore courts would not recognize or enforce judgments against us, our Directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

Malaysia

There is uncertainty as to whether the courts of Malaysia would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Malaysia against us or our directors or officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Malaysian courts having jurisdiction over the judgment debtor, the Malaysian courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Malaysian courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Malaysia or earlier foreign judgment(s) recognized in Malaysia, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. Malaysian courts would not recognize or enforce judgments against us, our Directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Malaysian courts as being pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be made by a Malaysian court in a reported decision.

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REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore and Malaysia. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore and Malaysia on our business and operations.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN SINGAPORE

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Estate Agents Act

Real estate agencies (referred to in the Estate Agents Act as “estate agents”) and agents (referred to in the Estate Agents Act as “salespersons”) are regulated by the Estate Agents Act and its subsidiary legislation, including the Estate Agents (Licensing and Registration) Regulations 2010, the Estate Agents (Fees) Regulations 2010 and the Estate Agents (Estate Agency Work) Regulations 2010.

The CEA is a statutory board that was established in October 2010 to administer the Estate Agents Act and its functions and duties are, among others, administering the licensing and registration regimes under the Estate Agents Act, regulating and controlling the practice of estate agents and salespersons, administering examinations and a professional development framework for purposes of licensing and registration under the Estate Agents Act and conducting investigations and disciplinary proceedings in relation to offenses and unsatisfactory conduct or misconduct in relation to estate agency work.

Under the Estate Agents Act, estate agents are required to be licensed and salespersons are required to be registered with the CEA. An estate agent’s license may be issued to an individual or an entity subject to fulfillment of the conditions prescribed in the Estate Agents Act, such as the individual or entity being considered a “fit and proper person” by the CEA. An individual will not be registered as a salesperson unless the individual satisfies certain prescribed requirements, including, among other things, being a “fit and proper person”, having the prescribed educational qualifications or experience, being employed by a licensed estate agent as a salesperson and that he or she does not hold a license as any other estate agent.

Our subsidiary, Ohmyhome (S), holds an estate agent’s license issued by the CEA and all of our real estate agents are registered with the CEA, and are subject to the Estate Agents Act and the relevant subsidiary legislation and any directions or guidelines as may be given or issued from time to time by the CEA.

Estate Agents (Licensing and Registration) Regulations 2010 and Estate Agents (Fees) Regulations 2010

The Estate Agents (Licensing and Registration) Regulations 2010 sets out further requirements in respect of any application or renewal of an estate agent license or registration as a salesperson. The fees payable to the CEA in respect of any such application or renewal are prescribed by the Estate Agents (Fees) Regulations 2010.

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Estate Agents

In the case of estate agents, in order to obtain or renew an estate agent’s license, the CEA must be satisfied that (a) the estate agent has, among other things, in place systems and processes to ensure proper management of the business and its salespersons; (b) the estate agent does not hold a license as any other estate agent; and (c) every sole proprietor, partner or Director of the estate agent who will be performing estate agency work has attained the age of 21 years, is not registered as a salesperson with another estate agent, does not hold a license as any other estate agent, has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA, and has, in the two (2) years immediately before the application for a license, passed the Real Estate Agency examination, or obtained an equivalent or higher qualification as determined by the CEA.

Every estate agent must also take out and maintain in force at all times during the period in which it carries out estate agency work the relevant professional indemnity insurance.

The Estate Agents (Licensing and Registration) Regulations 2010 also prescribes certain qualifications and requirements for key executive officers of estate agents. A key executive officer must (a) be the sole proprietor, Director or partner of the estate agent; (b) satisfy the requirements applicable to a sole proprietor, partner or Director performing estate agency work as described above; (c) have at least three (3) years of experience in estate agency work; and (d) have completed at least 30 property transactions in the three (3) years immediately before his appointment or have at least three (3) years of experience in managing the business of a house agent or an estate agent as an executive Director, a chief executive, key executive officer, partner or sole proprietor.

Salespersons

In the case of salespersons, no individual can be registered as a salesperson unless he (a) has a minimum of four (4) GCE “O” level passes or obtained an equivalent or higher qualification as determined by the CEA; and (b) has, in the two (2) years immediately before the application for registration, passed the Real Estate Agency examination or the Real Estate Salesperson examination, or obtained an equivalent or higher qualification as determined by the CEA. Such requirements are subject to certain exemptions as prescribed under the Estate Agents (Licensing and Registration) Regulations 2010. In order to renew his registration, the salesperson must also satisfy prescribed continuing professional development requirements in each year of the period of registration whose renewal is sought.

Estate Agents (Estate Agency Work) Regulations 2010

The Estate Agents (Estate Agency Work) Regulations 2010 regulates the conduct of estate agency work by prescribing certain rules and practices. For instance, there is a prohibition against dual representation, whereby salespersons or estate agents are disallowed from having as clients, both the vendor and purchaser or both the landlord and tenant in respect of the same property, regardless of whether the consent or agreement of the client or of any or all the parties to the relevant transaction has been obtained. Further, estate agents and salespersons are prohibited from introducing, referring or recommending a client to or receiving any benefit from any money lender or holding money for or on behalf of any party in relation to the sale or purchase of any property situated in Singapore or the lease of HDB property. Any person in breach of such rules shall be guilty of an offense and shall be liable on conviction to a fine and/or imprisonment.

The Estate Agents (Estate Agency Work) Regulations 2010 also prescribes the form of agreements for the sale, purchase or lease of residential property in Singapore. It also requires that every estate agent takes out and maintains in force at all times during the period in which it carries out estate agency work such insurance (of a prescribed minimum amount) in respect of civil liability for negligence in the performance of estate agency work. Generally, no estate agency work may be undertaken without the requisite insurance coverage.

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The Estate Agents (Estate Agency Work) Regulations 2010 also sets out the Code of Ethics and Professional Client Care and the Code of Practice for Estate Agents, any breach thereof may result in the estate agent or salesperson (as the case may be) being subject to disciplinary action and/or the imposition of sanctions including financial penalties, demerit points and the suspension or revocation of a license or registration.

Personal Data Protection Act

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(a)	Purpose limitation obligation – personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(b)	Notification obligation – individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(c)	Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d)	Access and correction obligations – when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(g)	Retention limitation obligation – an organization must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	Openness obligation – an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures available on request.

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Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

Do Not Call Obligations

In addition to the general data protection obligations imposed under the PDPA, the PDPA also generally prohibits organizations and individuals from sending direct marketing messages (in the form of voice calls, text or fax messages) to Singapore telephone numbers, including mobile, fixed-line, residential and business numbers, registered with the Do Not Call Registry (the “DNC Registry”), as maintained by the PDPC (the “DNC Obligations”). The DNC Obligations only apply to the sending of “specified messages” as defined in the PDPA, which are marketing messages that offer, promote or advertise goods or services. Such specified messages typically include messages which offer to supply, advertise or promote a property or a supplier of property.

Pursuant to the DNC Obligations, before an organization sends any specified messages to a Singapore telephone number, it must first check whether that Singapore telephone number is listed in the relevant register of the DNC Registry. A failure to check the relevant register is an offense under the PDPA, unless certain exceptions apply.

Advisory Guidelines for the Real Estate Agency Sector

The PDPC has also published a set of advisory guidelines, developed in consultation with the CEA, which is intended to facilitate compliance of real estate agents with the obligations under the PDPA. Although these guidelines are not legally binding, they are nevertheless helpful on the basis that the guidance and examples therein have been tailored for the real estate agency sector and will thus be indicative of the manner in which the PDPC will interpret certain provisions of the PDPA in the context of the real estate agency sector.

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

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Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wages.

COVID-19 (Temporary Measures) Act

The COVID-19 Act came into effect in Singapore on April 7, 2020. Under the COVID-19 Act, the Minister of Health may make regulations and make control orders for the purpose of preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Singapore. Control orders may make provisions including the following: (a) requiring people or certain people to stay at or in, and not leave, a specified place (whether or not a place of accommodation); (b) restricting movement of or contact between people, including prohibiting or limiting group activities or other activities of people within the specified place in paragraph (a), restricting the use of any facilities at that place and limiting movement to and from that place, whether by time or location; (c) requiring closing or limiting access to any premises or facility at a specified time, in a specified manner or to a specified extent, in relation to any premises or facility used to carry out any business, undertaking or work; (d) restricting the time, manner or extent for the carrying out of any business, undertaking or work, including prescribing restrictions on the maximum number of people, opening hours or facilities provided, for the carrying on of the business, undertaking or work.

The COVID-19 Regulations, which came into effect on April 7, 2020, contains requirements and restrictions relating to, among others, safe distancing and safe management measures relating to permitted enterprises.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN MALAYSIA

Valuers, Appraisers, Estate Agents and Property Managers Act 1981

The Valuers, Appraisers, Estate Agents and Property Managers Act 1981 (“VAEAPM Act”) applies throughout Malaysia and provides for the registration of valuers, appraisers, estate agents and property managers with the Board of Valuers, Appraisers, Estate Agents and Property Managers (“Board”) and matters connected therewith. The Board also maintains the Register of Valuers, Appraisers, Estate Agents and Property Managers (“Register”), Register of Probationers, and Register of Firms.

The VAEAPM Act provides that no person shall practice as a valuer, appraiser, estate agent or property manager unless he has been registered with the Board and has been issued with an authority to practice by the Board. Further, such registered valuer, appraiser, estate agent or property manager shall not practice his profession unless he practices as a sole proprietor of a sole proprietorship, a partner of a partnership, a shareholder or Director of a body corporate registered with the Board, or as an employee of such sole proprietorship, partnership or body corporate. A sole proprietorship, partnership or body corporate may apply to the Board for registration to practice valuation, appraisal, estate agency or property management.

In 2017, the practice of valuation, appraisal, estate agency and property management by a partnership or body corporate was liberalized pursuant to the Valuers, Appraisers and Estate Agents (Amendment) Act 2017 to allow non-registered persons to own equity in such partnerships or bodies corporate. For a practicing body corporate comprising both registered persons and non-registered persons as shareholders, the registered persons shall always hold not less than 51% of the equity interest or ordinary shareholding in the said practicing body corporate. It is also a requirement that the 51% equity held by registered persons in a practicing body corporate shall be held solely by registered valuers in the case of a valuation practice and such requirement applies, mutatis mutandis, to the practices of appraisal, estate agency and property management.

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